UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

December 31, 2003

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:	Lynn J. Good Cinergy Corp. 139 East Fourth Street Cincinnati, Ohio 45202 (513) 287-3030

TABLE OF CONTENTS

     Item
    Number
    ------

      1        Organization Chart
      2        Issuances and Renewals of Securities and Capital Contributions
      3        Associate Transactions
               Part I - Transactions Performed by Reporting Companies on
                  Behalf of Associate Utility Companies
               Part II - Transactions Performed by Associate Utility
                  Companies on Behalf of Reporting Companies
      4        Summary of Aggregate Investment
      5        Other Investments
     6a        Financial Statements
     6b        Exhibits
               Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

               Signatures

ITEM 1. ORGANIZATION CHART

                                      Energy- or                                      Percentage of
                                     Gas-Related       Date of        State of           Voting
      Name of Reporting Company        Company       Organization    Organization   Securities Held     Nature of Business
      -------------------------        -------       ------------    ------------   ---------------     ------------------

                                Omitted for the Fourth Quarter Pursuant to Instructions for "Item 1".

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

                   Company                                    Energy-Related                          Amount of Capital
            Contributing Capital                           Company Receiving Funds                       Contributions
            --------------------                           -----------------------                       -------------
                                                                                                         (in thousands)

The Cincinnati Gas & Electric Company (CG&E)        KO Transmission Company                               $    515

Cinergy Investments, Inc. (Investments)             Cinergy Engineering, Inc. (Engineering)                 16,885

Investments                                         Cinergy Technology, Inc.                                 3,175

Cinergy Capital & Trading, Inc.                     CinCap IV, LLC (CinCap IV)                                 580

Cinergy Capital & Trading, Inc.                     CinCap V, LLC (CinCap V)                                   371

LH1, LLC                                            Oak Mountain Products, LLC                              71,872

Cinergy Limited Holdings, LLC                       Cinergy Marketing & Trading, LP (Marketing & Trading)   72,646

Cinergy Solutions Holding Company, Inc.
(Solutions Holding)                                 Energy Equipment Leasing LLC                             7,105

Solutions Holding                                   Trigen-Cinergy Solutions LLC (Trigen-Cinergy)            9,697

Solutions Holding                                   Trigen-Cinergy Solutions of Ashtabula LLC               20,096

Solutions Holding                                   Cinergy Solutions of Boca Raton, LLC                     8,581

Solutions Holding                                   Cinergy Solutions of Cincinnati LLC                      9,435

Solutions Holding                                   Trigen-Cinergy Solutions of Orlando LLC                  9,251

Solutions Holding                                   Trigen-Cinergy Solutions of Owings Mills LLC             8,074

Solutions Holding                                   Trigen-Cinergy Solutions of Rochester LLC                  488

Solutions Holding                                   Trigen-Cinergy Solutions of Silver Grove LLC             2,742

Solutions Holding                                   Trigen-Cinergy Solutions of Tuscola, LLC                 2,679

Cinergy Solutions, Inc. (Solutions)                 Cinergy Energy Solutions, Inc.                             700

Solutions                                           U.S. Energy Biogas Corp.                                12,659

Solutions                                           Cinergy GASCO Solutions, LLC                             8,237

Green Power Limited, LLC                            South Houston Green Power, L.P.                        185,916

Solutions                                           Oklahoma Arcadian Utilities, LLC                         3,032

Solutions                                           Shreveport Red River Utilities, LLC                      7,208

Cinergy Ventures, LLC                               Nth Power Technologies Fund II, L.P.                    10,000

Cinergy Ventures II, LLC                            Catalytic Solutions, Inc.                                    ^

Cinergy Ventures II, LLC                            Electric City Corp.                                          ^

*   Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of December 31, 2003, totaling approximately $430 million.  These guarantees are included in Item 4. Summary of Aggregate Investment.
^   The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

ITEM 3. ASSOCIATE TRANSACTIONS

              PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                                          Associate Utility                                                           Total
          Reporting Company               Company Receiving             Types of          Direct  Indirect  Cost of  Amount
         Rendering Services (1)                Services            Services Rendered      Costs    Costs    Capital  Billed
         ----------------------                --------            -----------------      -----    -----    -------  ------
                                                                                                    (in thousands)

Cinergy Power Generation Services, LLC                         Operation and maintenance
(Generation Services)                   CG&E                   services                    $12,016  $2,518  $   -   $14,534

                                                               Operation and maintenance
Generation Services                     PSI Energy, Inc. (PSI) services                      6,570   3,010      -     9,580

 (1) All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016,
     May 4, 1999, Exhibits B-1 and B-2.)

ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

                      Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                     Associate Utility                                                            Total
           Reporting Company        Company Rendering            Types of            Direct   Indirect   Cost of  Amount
           Receiving Services          Services (1)          Services Rendered       Costs     Costs     Capital  Billed
           ------------------          ------------          -----------------       -----     -----     -------  ------
                                                                                               (in thousands)

                                                          Project development and
Solutions                                  CG&E           maintenance services      $  1       $ -        $ -     $  1

                                                          Operation and
Generation Services                        CG&E           maintenance services        12        10          -       22

                                                          Operation and
KO Transmission Company                    CG&E           maintenance services        48         -          -       48

                                                          Operation and
Ohio River Valley Propane, LLC             CG&E           maintenance services         4         -          -        4

                                                          Operation and
Cinergy Solutions of Rock Hill, LLC        CG&E           maintenance services         1         -          -        1

                                                          Installation and
Cinergy One, Inc.                          CG&E           maintenance services       172        31          1      204

                                                          Operation and
Generation Services                         PSI           maintenance services        35        22          1       58

                                                          Project development and
Solutions                                   PSI           maintenance services         5         -          -        5

                                                          Installation and
Cinergy One, Inc.                           PSI           maintenance services       133        20          1      154

                                                          Operation and
KO Transmission Company                   ULH&P(2)        maintenance services         7         -          -        7

                                                          Installation and
Cinergy One, Inc.                          ULH&P          maintenance services        28         4          -       32

 (1) All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016,
     May 4, 1999, Exhibits B-1, B-2, and B-3.)
 (2) The Union Light, Heat and Power Company (ULH&P)

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                             December 31, 2003
                                                                                         -------------------------
                                                                                              (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of December 31, 2003                $ 9,085,924

   Total capitalization multiplied by 15%                                                            $ 1,362,889

   Greater of $50 million or total capitalization multiplied by 15%                                    1,362,889

   Total current aggregate investment subsequent to March 24, 1997 (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)^                                        13,175
         Energy-related business category "iv" (2)                                          7,105
         Energy-related business category "v" (3)                                         476,424
         Energy-related business category "vi" (4)                                        115,970
         Energy-related business category "vii" (5)                                        23,124
         Energy-related business category "viii" (6)                                      265,172
         Energy-related business category "ix" (7)                                            515
                                                                                         ----------

     Total current aggregate investment                                                                  901,485
                                                                                                       -----------

           Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
           system.                                                                                   $   461,404
                                                                                                       ===========
(1)

Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)

Rule 58 defines category “iv” as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)	Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)

Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)

Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)

Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities”, as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)

Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^	The amount of capital contributions related to Catalytic Solutions, Inc. and Electric City Corp. are being filed pursuant to Rule 104(b) on a confidential basis. For purposes of the aggregate investment calculation, these amounts are immaterial.

ITEM 5. OTHER INVESTMENTS

                                         Other Investment in Last  Other Investment in this  Reason for Difference in
 Major Line of Energy-Related Business        U-9C-3 Report             U-9C-3 Report            Other Investment
---------------------------------------  ------------------------  ------------------------  ------------------------
                                             (in thousands)            (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Omitted for the Fourth Quarter Pursuant to Instructions for "Item 6".

(b)  Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. (“Cinergy Canada”), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as its primary customers.

As of December 31, 2003, Cinergy was not engaged in the business of brokering and marketing any energy commodities in Mexico.

Vestar, Inc. and its subsidiaries (collectively, “Vestar”) are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of December 31, 2003, Vestar continued to be actively engaged in its North American energy management and energy performance contracting business.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cinergy Corp. ------------------------------------------ Registrant
Dated: March 5, 2004
By /s/ Lynn J. Good ------------------------------------------ Lynn J. Good (duly authorized officer and principal accounting officer)

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 2003 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 West Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602